



Robert Watson Sweetman II, MBA (he/him/his) · 3rd

Entrepreneur | Philosopher | Sleep Scientist

San Diego, California, United States · **Contact info**

500+ connections

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 **Exist Tribe**

University of California, San Diego

Featured

Pure tranquility 😌

#sleepscience #chronobiology #neuroscience #humanperformance #sleepexpert #yogapod...

🖐 3 · 2 comments

Experience

 **Founder & CEO**
Exist Tribe · Full-time
Sep 2017 – Present · 3 yrs 11 mos
Greater San Diego Area

Exist Tribe is dedicated to improving the health of the world by offering sleep technologies and furthering sleep science. Our Tribe is made up of people who care about sleep health, mindfulness, and well being. Check out some of the sleep technology we are working on at www.existtribe.com

Chesapeake Technology International (CTI)
1 yr 5 mos

ATAK Wearables Product Manager
Full-time
Oct 2020 – Jan 2021 · 4 mos
San Diego, California, United States

Android Team Awareness Kit (ATAK) is an Android smartphone geospatial infrastructure and military situation awareness app. It allows for precision targeting, surrounding land formation intelligence, situational awareness, navigation, and data sharing. This Android app is a part of the larger TAK family of products. ATAK has a plugin architecture which allows dev ...see more

Product Quality Manager
Full-time
Sep 2019 – Jan 2021 · 1 yr 5 mos
San Diego

San Diego

Ensuring all products leaving CTI are of the highest quality standard, leading to a greater mission effectiveness for the warfighter. CTI is dedicated to serving the our brave men and women in the armed forces.



Special Operations (SEAL)
US Navy
Feb 2010 – Feb 2018 · 8 yrs 1 mo
Coronado, California

Multitude of skills and experience points



Group 13 Alumni
The Honor Foundation
Aug 2017 – Dec 2017 · 5 mos
UCSD Rady School of Business

MBA-level leadership development program for Navy SEALs and other special forces transitioning from military to civilian careers.

 **THF.JPG**

Owner
AJ's · Full-time
Jan 2005 – Jan 2010 · 5 yrs 1 mo

Catering and Concessions. AJ's foodservice was launched as a memorial for the late AJ Baugstat. The last type of food that the former business partners, Robert and AJ, ate together was street hot dogs. Robert used the NYC Sabrett's business model to place stands all over Greenville SC. While the food business never generated more than a few hu ...see more

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Education



University of California, San Diego
Master of Business Administration (M.B.A.), Entrepreneurship/Entrepreneurial Studies
2017 – 2019
Activities and Societies: Robert was voted "Best Shoe-in CEO" and "Most likely to create a Unicorn Start-up" by his graduating class.

The Rady MBA program is an immersion in innovation, designed to inspire vision of the future and give the knowledge to move great ideas to the marketplace.

As a billion-dollar research enterprise situated in the heart of one of the most densely concentrated innovation hubs in the nation, UC San Diego is a unique place where fresh ideas are translated into solutions to benefit society—from climate science and the human microbiome to nanotechnology and social mobility.



University of Charleston
Bachelor's degree, Organizational Leadership
2016

Volunteer experience



Guest Speaker on Entrepreneurship for Rady StartR Teen
University of California, San Diego - Rady School of Management
Jun 2020 – Present • 1 yr 2 mos
Education

I speak to Teens who are aspiring leaders in Entrepreneurship
https://rady.ucsd.edu/centers/ciid/startr/accelerators/teen/

Skills & endorsements

Sleep Science · 64

Hugh-Michael Higgs and 63 connections have given endorsements for this skill

Leadership · 58

 Endorsed by **Zachary Lewis and 5 others who are highly skilled at this**

 Endorsed by **2 of Robert Watson's colleagues at Exist Tribe**

Strategic Planning · 42

 Endorsed by **Zachary Lewis and 2 others who are highly skilled at this**

 Endorsed by **14 of Robert Watson's colleagues at US Navy**

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Recommendations

Received (4)   Given (4)



Blake Fisher

Business Development I Aerospace & Defense I SatCom/IoT/M2M I Digital Interoperability

May 18, 2021, Robert Watson worked with Blake in the same group

Rob is an American Hero, Father, Scientist, and Entrepreneur. Rob is the only type of person I want to be around. He's an authentic individual with a constant desire and aptitude for executing everything he does at the highest level. We need people, like Rob, who exhibit disruptive thinking and... **See more**

Ricardo T.

Installation Manager at SPAWAR

October 28, 2017, Ricardo managed Robert Watson directly

Robert is one of the most technologically savvy individuals I have had the chance to work with. He never ceased to amaze me with his ability to solve complex problems in the digital realm. The sky is the limit with him.

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Accomplishments

3 **Languages**   ⌄

Arabic • English • Spanish

1 **Publication**   ⌄

Recommended Reading List --
--- CLICK >>>>>

Interests

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